

ARO LUCHA

2019 Report

Dear investors,

To Our Investors,

Did you know that in 2015, the Census Bureau (*) projected that in 2060, “Hispanic people will compromise 28.6% of the total population, with 119 million Hispanic individuals residing in the United States.”

This is the reason that we believe in Aro Lucha...this is the reason that we are committed to laying a firm foundation to be able to reach this audience through lucha libre entertainment, but it is important to understand that this is a marathon, this is not a sprint. The WWE has been in business for 40 years as of this year; we have not even been in business for 3 years. It is very important to understand that for us, a promotion that is not backed by billionaires like WWE or AEW, that this is a grass roots, ground level promotion that is fan based and fan owned.

We’ve made some important strides, including laying a firm foundation for this upcoming year. We’ve scheduled our next show for July 10th, 2020 in Nashville TN, and assuming that the Coronavirus lockdown is done by then, we still plan on having that show. If it is not, then we plan to re-schedule the show for as soon as local government officials will allow. We tell you this because it’s important to know that we are moving forward...we’ve brought on some additional partners, we’re developing new characters, and we’ve scheduled future shows, so we’re “progressing” and that is the name of the game.

Our intentions this year are to announce some of those things to you when the time is right, including who are new partners are, the development of company owned IP, and any new developments.

We believe that we are in a good position and that good things happen to people, and companies, that keep fighting the good fight. “No Dejes De Luchar”...that’s our motto...it simply means “Never Stop Fighting” and we do NOT intend to ever stop fighting...for you, for us, for Aro Lucha. Our investors are the most important thing to us and we’re going to continue to look for ways to get better, to communicate better, and to ultimately grow a promotion that you can be proud of.

The Aro Lucha Familia

Source * https://www.cnn.com/2013/09/20/us/hispanics-in-the-u-s-/index.html

We need your help!

You guys are already doing a great job and one of the biggest ways that you can continue to help us is by staying engaged! How can you do this? Here's a few specific ways:

- Stay Positive and make positive comments
- Comment and share on the new updates as we move forward and announce items this year
- Come to the shows if you can or watch them where available

Sincerely,

Jason Brown
CEO

Bill Campbell
Chief Capital Officer

Kathy Campbell
Chief Capital Officer

Ron Harris
VP of Talent Relations

Don Harris
VP of Production

Our Mission

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Introduced & Signed (2020) top level production company to equity service agreement to help develop Aro Lucha IP
- Named Industry Veteran & former WWF, WWE, ECW, and WCW Star Ron Harris as President of Aro Lucha.
- Announced Aro Lucha's next show for July 10th, 2020 in Nashville, TN (* pending Covid-19 scheduling conflicts)

The Bad

- We took a break from live events to plan and partner, which was good but impacted revenue
- Some talent was taken off the market by other promotions
- We did not sign a television licensing deal in 2019

2019 At a Glance

January 1 to December 31


$$$$

$0 [100%]
Revenue



-$51,504
Net Loss


IOU!

$283,997 +20%
Short Term Debt



$0
Raised in 2017



$551
Cash on Hand
As of 04/10/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Aro Lucha produces television, digital, and live event Lucha Libre content. Rey Mysterio and Konnan own shares of our company and are two of the most iconic names in the industry. What they bring to the table is unmatched in my opinion. We're offering the 57 Million Hispanic and Latino people in the United States a Lucha Libre product that they can call "their own" for the first time in history.

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Jason Brown also stepped down as CEO as Aro Lucha named Industry Veteran & former WWF, WWE, ECW, and WCW Star Ron Harris as President of Aro Lucha. Mr. Brown remains the largest shareholder through Aroluxe Parent Co, LLC and remains on the board.

Milestones

Arolucha, Inc. was incorporated in the State of Delaware in October 2017.

Since then, we have:

- Season 1 of our TV show has been announced for filming later this year.
- The filming of our Pilot Episode on December 10th, 2017 sold out and we had to turn people away at the door.
- Wrestling legends Rey Mysterio & Konnan are partners and shareholders.
- Founders Ron and Don Harris are ex-WWE performers who have been in the wrestling business for over 25 years each.
- Head Writer Carlos "Konnan" Ashenoff has 30 years of professional wrestling experience and holds fifteen title belts in nine promotions.
- Rey Mysterio is widely considered one of the best wrestlers of all time and has signed on for Season 1 of TV for Aro Lucha, which we're currently shopping to television networks.
- Two live Aro Lucha shows in January garnered 97,000 impressions and 2,409 engagements on Facebook.

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $77,557. Our gross margin was % in fiscal year 2019, compared to -233.12% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $26,472, including $203 in cash. As of December 31, 2018, the Company had $30,154 in total assets, including $1,169 in cash.
- *Net Loss.* The Company has had net losses of $51,504 and net losses of $477,090 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $283,997 for the fiscal year ended December 31, 2019 and $236,175 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $390,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Arolucha, Inc. cash in hand is $551, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,406/month, for an average burn rate of $1,406 per month. Our intent is to be profitable in 12 months.

In February 2020, the Company issued 166,000 shares of Class A Common Stock in exchange for services under the terms of a restricted stock purchase agreement. The shares vest upon achievement of certain milestones or fully vest upon a termination without cause within one year of a change in control event (as defined in the restricted stock purchase agreement).

Our expenses have been relatively steady and minimal since we have been in a hiatus and planning state. We expect our expenses to only increase as we plan and run additional shows. Our revenues have also been minimal since we have not execute any shows or revenue producing events. Our latest show, which was scheduled for July 10th, 2020, may be affected by the current global Covid-19 pandemic which could cause us to postpone or re-schedule it into the future when the epidemic is over. Assuming that we are allowed to run shows in the future by the governing authorities which could potentially have 500 or more people gathered in one location, then we expect our revenues to rise this year as we execute additional revenue producing events.

We also executed a restricted stock purchase agreement for Class A Common Stock in exchange for services, which we hope will allow us to develop characters to pursue additional revenue streams such as tv licensing and additional merchandising. While this is never guaranteed, we do believe that the caliber, quality, and experience of our new Class A Common Stock equity partner will positively affect our company in the future.

We may seek additional outside financing, but this will dependent upon third party underwriting. Current equity owners could potentially provide additional financing.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -195%** **Earnings per Share: -$332.28**

Revenue per Employee: $NaN **Cash to Assets: 1%** **Revenue to Receivables: ~** **Debt Ratio: 1,073%**

04.10.2020_Arolucha_Inc_and_Subsidaries_Accountant_Review_Report.pdf

1.8.2018_Arolucha_Inc._Inception_Consolidted_Financial_Statements__issued___9_.pdf

FINAL_2018___2017_Consolidated_Financial_Statements-Arolucha__Inc.__2_.pdf

We ❤ Our
307 Investors

Thank You For Believing In Us

Johnson Hor
Jared Queen
Jim Mooney
Michael J Hastings Jr
Edgardo Zavala
Chris Holden
Edward Bergeron
Anthony Robles
Jessica Hutson
Kristina Billings
Jim Dolly
Vernon John Cox III
Melisa Carlosena
Joe Rozay Ross
Carric Payne
Mason Nathaniel Williams
Brian Vieira
Aaron Mounts
Jose Garcia
Ryan Lorchick
Darren Lee
Bogdan Milin
Mark C Hartzog
Richie Wong
William Bogle
Gus Sanders
Jesus Aguirre
Yolayny Mariel Ciriaco
William Phillips Jr
Dabian Witherspoon
Jesse Ugarte
Matthew Hayes
Christopher Hann
Beau Rosario
David Pellum
Jimmy Suarez Hernandez
Dennis Morier
Jeremy Frutkin
Victor Briseno
Luis Maldonado
Javier Rojas
Bruno Cerri
Smitaben Parmar
Demetrius Grandel
Jason West
William Bahl
Michael Rains
Jeremy Carver
David M. Edwards
William Randolph Owens
Tammy Asher
Jose Lopez
Jose Rodriguez
Kenny Hitchcock
Andrew John Marsh
Mike Wienick
Joseph Ray Renteria
Sarah Marie Gaertner
Michael McMahon
Bladimir Martinez
Chris Mac Da'Ville
David Klass
Charles Dzieman
Jonny Talala Hinkle
Travis Strickland
Misael Camacho
Richard W Schulte
Anthony Cox
Jason Mayfield
Jesus Garcia
Frederick Froehlich
Adam Smith
Adam Nyiri
Edgar Gabriel Ochoa Sot...
David Haun
Christopher Richard Edw...
Erik V BERNALDEZ
Luis Villarreal
Normand A ROBILLARD
Fidel Solis Jr
Larry Velasquez
Ernesto Perez
Chris E. LEWALLEN
Roberto Valdivia
Casey Cherry
Jim Bulian
Dennis Smith
Alfredo Munoz
William Randolph Owens
Bryan Haas
Celine M Johnson
Alexander Strange
John F Wingate
Anthony Pellizzeri
Robert Kaumaea
Johnny Evans
Andrew Jesse Zhao
Travis Vaughan
Paul Scanlan
David Davis
Frank Cruz
Derrick Adams
Douglas Cherry
Kenny Hill
John Hernandez
David Rill
Brittany Brown
Adam Weber
Rocky Platt
Stephen William WALLS
Karen Fillingim
Damien Hernandez
Brad Snell
Perla Gonalez
Jock Narusaki
Luis Camacho
Matthew Dobe
Tim Lawyer
Mercedita Oducado
James Anderson
Richard Goteri
Steve Brady
Tristen Bodin
Johnie Tucker
Heather Levi
Kurt Smolek
Ty Garibay
Naomi Roman
Kevin Taylor
Alejandro Del Valle
Frank Russo
Lillie McFadden
Errol Fullido
Vidal Guzman
Glaister G. Ormsby II
Husain Hanif Roussel
Herbert Pagan
Kevin Jackson
Stephen Stevenson
Darryl W. Perry
Adam McCurdy
Richard Gutierrez
Fermin C Chino
Fausto Diaz JR
Jesus R. Arteaga
Michael Almazan
AHMED ALHUSSAIN
Paul Miller
Jessica Vitela
Trasey Green
Matthew Fisher
Sean Towers Childers
Brian Beezub
Gregory Martir
Robin Snowdon
Cardin Capetanopulos
James Jenkins
Richard Walters
Henry H Howes
Cesar Rosas
Robert Eugene Wright
Huy Tran
Keith Hunter
Timothy Jones
Patricia L. Edwards
H. Wyatt Hanna, III
Terrance M. Teagarden
Lorenz Ayala Ortiz
Anthony Ricchio
Montrell Milum
Nathan Rider
Kemamo Kalin Lui Ho
Mario Geronimo
Zachary Mathers
Ilir Ulqinaku
Wrestling 704
Steve Taylor
Leonard Helbig
David Andujar
Antoine White
Linh Lu
Mark Jason Cooper
Buck Bell
Abel Pascual
Brian Meyers Jr.
Corey Schwitz
Erin Katzman
Mike Holland
Bruce J Stametz
Mohamed Mustafa Khimani
Joel Weck
Pete Hailer
James Perkins
Juan C Samaniego
Patrick Reilly
Charles Leonard
Mondell G. Crosby
Kevin Chandler
Patrick J
Don Escue
Dean Roth
Jaime Cabrera
Cody Clayton
Eric Merino
David M Georgaros
Jovanny Sanchez
Johnny Rempel
Keary Joe Crisp
Will Pulido
Jerome Hannon
Jake Freeman
Gustavo Rios
Daniel Avecias
Judson Zevin
Reco Bumpers
Jesse Mancilla
Jeremy Korchak
Keats Jorgensen
Mario I Hernandez
David Mimila
Jeff Annison
Juan Osbaldo Covarrubias
Andre Harrell
Joseph Tirado
Craig Vom Lehn
Cory Owens
Elliott Rolls
Jose Torres
Russell James DeLaigle
Antoine Jerrell White
Diego Rodriguez
Clifton McMillan Jr.
Perry Furlong
Javier Silva
Fermin C Chino
John Walter
Patric J Arnold
Ashley F. Centers
James Dorsey
Hillard Stevens
Jack Heald
Steve Snyder
Justin Richardson
Jeremy Stouder
Franklin Lopez
Alonzo Tenorio
Jesus Aguilar
Anthony Augustine Reddi...
Francisco Toribio
Jaime Garcia
Luis Zamora
Juan A Ireta
Bruce Lizalde
Noel Chalmers
Timothy Harvey
Ray Charlton
Benjamin Woosley
Kyle Klukken
David R Anderson Jr
Laura E. Martin
David Korkoian
Marie St. Andre
Ethan Allen
Preness Marks
Ronny Knotts
Raul Valadez
Raul Rodriguez
Tim Holman
Steve Leonard
Maxwell Kilb
Robert Silveira
Stephen Silverman
Wylie Mitchell
Eduardo Javier Aguilar
Rasheed McLean
Stephen Kelley
Stephanie Gerndt
Jonathan Kania
James Little
Jose Navarro
Tracy Burdine
Michael Ochoa
Diego Vaca
Pete DeFelice
Daniel Tadic
Brad Gooch
Eric Riveracuebas
Robert Noack
Justin Perkins
Omar Pequeno
Emmanuel Rojas
Christopher Yucka
Alan Lee Beets
Oscar Redden
Dalles Cheatham
Celio Cruz
Jason Gillaspie
Joseph Radonis
Jason Mabry
Kevin Reier
Ron Nelson
Douglas E Anderson
Jermaine Ferris
William Martin
Jose Raygoza
RJ Sharlein
Jeffrey Dickson

Thank You!

From the Aro Lucha Team



Jason Brown
CEO



Bill Campbell
Chief Capital Officer



Kathy Campbell
Chief Capital Officer



Ron Harris
VP of Talent Relations



Don Harris
VP of Production



Carlos "Konnan" Ashenoff
Head Writer
Professional Wrestler, Creative Consultant, Worked for AAA, CMLL, WCW, Impact, and WWE. Part-time.



Rey Mysterio
Advisory Board Member, Shareholder
Best cruiserweight wrestler ever. 2006 Royal Rumble champ and WWE Triple Crown Champ. Part-time.



Rafael Morffi
Operations
Worked for Major League Soccer and The New York Mets. Part-time.



Luis Fitch
Consultant
Co-Founder of UNO Branding. Specializes in cross cultural branding. Part-time.



Jeff Annison

Advisory Board Member

Emmy Winner, Founder/CEO New York Rock Exchange, President Legion M. Part-time.



Paul Scanlan

Advisory Board Member

Emmy Winner, Founder/CEO New York Rock Exchange, CEO Legion M. Part-time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jason Brown	CEO of Arolucha, Inc. @ Arolucha, Inc	2017

Officers

OFFICER	TITLE	JOINED
Ronald Harris	Vice President of Talent Relations	2017
Jason Brown	Board Member	2017
Donald Harris	Vice President of Production	2017
Bill Campbell	Chief Capital Officer	2017
Kathy Campbell	Chief Capital Officer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jason Brown	1,530,000 Class A Voting Common	48.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2017	$198,900	Common Stock	Section 4(a)(2)
10/2017	$18,876	Common Stock	Section 4(a)(2)
10/2017	$18,876	Common Stock	Section 4(a)(2)
10/2017	$76,674	Common Stock	Section 4(a)(2)
10/2017	$76,674	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Jason Brown
Amount Invested	$198,900
Transaction type	Priced Round
Issued	10/31/2017
Relationship	CEO

Jason was issued 1,530,000 Class A Voting Common Stock

Name	Kathy Campbell
Amount Invested	$18,876
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Chief Capital Officer

145,200 Class A Common Voting Shares were given in this round

Name	Bill Campbell
Amount Invested	$18,876
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Chief Capital Officer

145,200 Class A Voting Common Stock

Name	Donald Harris
Amount Invested	$76,674
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Vice President of Production

589,800 Class A Voting Common Stock

Name	Ronald Harris
Amount Invested	$76,674
Transaction type	Priced Round
Issued	10/31/2017
Relationship	Vice President of Talent Relations

589,800 Class A Voting Common Stock

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in Arolucha, Inc. and Aroluxe Media, LLC. During 2018, Aroluxe Media, LLC was engaged to provide marketing services to Arolucha, Inc. for a fee " below market rate." Total spend in 2018 was $5,683.

Name	Aroluxe Media, LLC
Amount Invested	$0
Transaction type	Other
Issued	01/01/2018
Relationship	Common Ownership

Jason Brown, through Aroluxe Parent Co, LLC, has common ownership in ALW Events, LLC (through its parent company Arolucha, Inc) and Aroluxe Media, LLC. On 1/1/2018, ALW Events, LLC, a subsidiary of Arolucha, Inc, and Aroluxe Media, LLC entered into a Master Equipment Rental Agreement whereby Aroluxe Media, LLC provides LED Walls, Staging, and Special Effects Equipment to ALW Events, LLC for a fee " below market rate." Total spend in 2018 was $27,208.

Name	Arolucha Parent Company
Amount Invested	$110,100
Transaction type	Loan
Issued	02/27/2018
Outstanding principal plus interest	$99,940 as of 04/2019
Interest	5.0 per annum
Maturity	12/31/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Common Ownership

Arolucha, Inc. entered into a loan agreement with Aroluxe Parent Company on February 27, 2018. The note and all interest are due on December 31, 2019.

Name	Aroluxe Parent Company
Amount Invested	$278,986
Transaction type	Other
Issued	12/31/2019
Relationship	Owner

The Company has entered into a loan agreement with its parent company on June 25, 2018. The note bears interest at 5%. On December 31, 2019, the loan was amended extending the maturity date and repayment until December 31, 2020. Interest expense for this loan totaled $10,797 and $3,146 for the years ended December 31, 2019 and 2018, respectively. The unpaid principal balance and accrued interest totaled $278,986 and $99,858 as of December 31, 2019 and 2018, respectively.

Name	Aroluxe Media, LLC
Amount Invested	$2,337
Transaction type	Other
Issued	01/31/2019
Relationship	Common Ownership

Shareholders of the Company own other businesses that have provided good and services to the Company for total expenses of $2,337 and $32,891 in the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the amounts due to those other businesses totaled $0 and $4,990, respectively.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Non Voting Common Stock	10,000,000	152,330	No
Preferred Stock	5,000,000	0	No
Class A Voting Common Stock	5,000,000	3,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Natural disasters, such as Covid-19, and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products or services to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized or to provide new services. As we depend on live shows and large gatherings of people as core to our business, any disruption that those things could have adverse affects on our ability to operate and as such could cause negative impacts on our company and operations. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, the impact on our customers and our sales cycles, the impact on customer, employee or industry events, and the effect it will have on our vendors, all of which are uncertain and cannot be predicted. For example, we may need to delay or discontinue our future filming, live shows, or projects because of social distancing mandates issued by federal, state and local governments. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to predict. For our industry, the COVID-19 pandemic has virtually shut down the supply chain for new productions, delayed major media and content releases, closed most of the theaters in the United States, and disrupted the global entertainment industry in a negative manner. The overall impact of this cannot be predicted or foreseen, but it is highly probable that this could have a negative effect on our industry as a whole, and therefore our company specifically, for years to come. The overall unpredictability of public sentiment, fear of gathering in large groups, employment and future disposable income for our intended audiences, the financial health of other companies such as theater chain owners in our industry, and other unforeseen variables all make it very difficult to predict when, or if, our industry will recover from the COVID-19 pandemic. There is also a risk that in the future something similar could happen again with these, and other unintended, consequences.

We depend on a small management team and creative team, and will need to hire more people to be successful. Our success also depends on being able to retain and continue to recruit key performers, if not the popularity of our brand of entertainment could decline, which could adversely affect our operating results . Our success will greatly depend on the skills, connections and experiences of our founders, Jason Brown, Ronald Harris, Donald Harris, Bill Campbell and Kathy Campbell. We are also dependent on the creative talents of Oscar Guitierrez, aka Rey Mysterio, and Charles Ashenoff, aka Konnan and while they are both current shareholders neither of them are currently under a talent or working agreement. Should any of them discontinue working for or with AroLucha there is no assurance that AroLucha will be able to continue. We will also need to hire additional creative talent and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions. Our success depends, in large part, upon our ability to recruit and retain key performers and writers in the Lucha Libre world, to portray characters in our live events and develop content. We cannot guarantee that we will be able to continue to identify, recruit and retain these performers. Additionally, performers and writers from time to time can stop working for us for any number of reasons, and we cannot guarantee that we will be able to retain our current performers either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key performers, an increase in the costs required to attract and retain such performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement or drop in popularity for any reason of, any of our key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment. Scheduling conflicts for performers may also affect certain events. Any of the foregoing issues could adversely affect our operating results.

We are a relatively-new company ; *our auditor has issued a "going concern" opinion* . AroLucha was incorporated in October 2017. It is a relatively new company, with no history upon which an evaluation of its past performance and future prospects can be made. Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. As of December 31, 2018, the date of our last reviewed financial statements, we had not yet generated profits. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

We could incur substantial liability in the event of accidents or injuries occurring during our physically demanding events . We hold numerous live events each year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Although our performers, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we self-insure medical costs for our performers for injuries that they incur while performing. We also self-insure a substantial portion of any other liability that we could incur relating to such injuries. Liability to us resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Part-time Officers Bill and Kathy Campbell our Chief Capital Officers are both part-time officers, this may result in diminished time being committed to Arolucha and potentially impact company performance.

There is no current market for AroLucha's shares .

There is no formal marketplace for the resale of our securities. Shares of our Class B Non-Voting Common Stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class B Non-Voting Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

The entertainment market in which we operate is intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results .

We face competition for our audiences from professional and college sports, as well as from other forms of live events, as well as televised, streamed and filmed entertainment and other leisure activities, in a rapidly changing and increasingly fragmented marketplace. Many of the companies with whom we compete have substantially greater financial resources than we do, such as World Wrestling Entertainment and Live Nation Entertainment. Even among fans of lucha libre, we compete with televised, streamed and filmed entertainment from U.S. and Mexican companies. For the sale of our merchandise, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential performers. Our failure to compete effectively could result in a significant loss of ticket sales, venues and performers, any of which could adversely affect our operating results.

If we are unable to build and maintain our brand of entertainment, our operating results may be adversely affected . We are at the mercy of public perception .

Lucha libre has an intense core fan base, but it is not a widely known. The lack of awareness of our brand, among fans who have a large number of entertainment choices, may adversely affect our operating results. We must build and maintain a strong brand identity to attract and retain a broad fan base. The creation, marketing and distribution of live events and digital programming that our fans value and enjoy is at the core of our business and is critical to our ability to generate revenues. Also important are effective consumer communications, such as marketing, customer service and public relations. The role of social media by fans and by us is an increasingly important factor in our brand perception. If our efforts to create compelling services and goods and/or otherwise promote and maintain our brand, services and merchandise are not successful, our ability to attract and retain fans may be adversely affected. Such a result would likely lead to a decline in attendance at our live events and the sale of our merchandise, and in the future, impact our television and/or film viewership, which would adversely affect our operating results. Wrestling programming is created to evoke a passionate response from fans. This includes creating personas that generate strong reactions, whether positive or negative. These personas do not necessarily represent the personal opinions of the performers. We may be associated with performers and writers who are subject to changing public perceptions. The public perception of the persona depends on the social and political climate of the day, of which we have no control over, and personas that have previously been objects of derision may take on social significance that was never intended. Social media enables perceptions to spread quickly, whether accurate or not. This could impact our reputation and, depending on the severity, could adversely affect event ticket sales and our operating results.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition .

We currently secure insurance programs to address our various risks with terms, conditions and costs that are appropriate for our business. However, heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost, including coverage for acts of terrorism, cyber attacks, weather-related damage and other perils associated with our operations.

Our live events entail other risks inherent in public live events, which could lead to disruptions of our business as well as liability to other parties, any of which could adversely affect our financial condition or results of operations .

We hold numerous live events each year. Certain risks are inherent in events of the type we perform as well as the travel to and from them. Risks of travel and large live events include air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, local labor strikes and other force majeure type events. These issues, among others, could result in personal injuries or deaths, cancelled events and other disruptions to our business for which our business interruption insurance may be insufficient . Any of these occurrences also could result in liability to other parties for which we may not have insurance. Any of these risks could adversely affect our business, financial condition and/or results of operations.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights .

Our profitability may depend in part on our ability to effectively protect our intellectual property, including our trademark and logo, original entertainment content in our projects, and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. As a result of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims, any of which could be costly or unavailable on acceptable terms.

Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We currently have no independent directors .

Jason Brown, our Founder, Chief Executive Officer and Sole Director, is currently also our controlling shareholder. As the majority holder of Class A Common Stock, which gives him one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Jason's voting power through his ownership of our Class A common stock could discourage or preclude others from initiating potential mergers, takeovers or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within AroLucha, having extra checks and balances to prevent fraud and produce reliable financial reports.

We are offering non-voting common stock. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders .

We are offering Class B Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the company. Our Board may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

The offering price has been arbitrarily set by AroLucha .

AroLucha set the price of its Class B Non-Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As the holder of non-voting common stock in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in non-voting shares in the Company will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell offer securities at different terms to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the Company chooses to issue convertible debt, SAFEs, options, warrants, or additional Common or Preferred Stock, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. The Investor is investing in a class of common stock with no voting rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. Among the factors we have considered in determining the initial price are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Arolucha, Inc.

- Delaware Corporation
- Organized October 2017
- 0 employees

231 Public Square
Franklin TN 37068

http://www.arolucha.com

Business Description

Refer to the Aro Lucha profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Aro Lucha is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/arolucha/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*